



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ______ to ______
Commission File Number ________________

AKZO NOBEL INCENTIVE SAVINGS PLAN
(For Title of the Plan)

AKZO NOBEL INC.
525 West Van Buren
Chicago, IL 60607

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive offices)


AKZO NOBEL

Exhibit 99.1

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Akzo Nobel Incentive Savings Plan (the "Plan") for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nancy Dummer, Chairman of the Savings Plan Committee (Plan Administrator of the Plan), certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirement of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Savings Plan Committee
Plan Administrator
By: 
Name: Nancy Dummer, Chairman

July 11, 2007

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 33-36194 of Akzo Nobel Inc. on Form S-8 of our report, dated July 10, 2007, appearing in this Annual Report on Form 11-K of the Akzo Nobel Incentive Savings Plan for the year ended December 31, 2006.

McGladrey & Pullen, LLP

Schaumburg, Illinois
July 10, 2007



SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AKZO NOBEL INCENTIVE SAVINGS PLAN



By:
Name: Jaime Erickson
Title: Manager, Defined Contribution Plans
Akzo Nobel Inc.

Date: July 11, 2007

McGladrey & Pullen
Certified Public Accountants

Akzo Nobel Incentive Savings Plan

Financial Report
December 31, 2006



Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Akzo Nobel Incentive Savings Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Akzo Nobel Incentive Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Akzo Nobel Incentive Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans* as of December 31, 2006.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Schaumburg, Illinois
July 10, 2007

Akzo Nobel Incentive Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets	**2006**	2005
Investments, at fair value:		
Plan interest in Master Trust	**$ 853,389,835**	$ 775,126,752
Participant loans	**18,136,298**	18,520,830
Total investments at fair value	**871,526,133**	793,647,582
Receivables		
Transfers in - Note 10	**8,670,656**	-
Net assets available for benefits at fair value	**880,196,789**	793,647,582
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	**639,896**	153,642
Net Assets Available for Benefits	**$ 880,836,685**	$ 793,801,224

See Notes to Financial Statements.

Akzo Nobel Incentive Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Plan interest in Master Trust investment income	$ 108,578,778	$ 60,868,916
Interest on participant loans	1,184,599	1,027,245
	109,763,377	61,896,161
Contributions:		
Company	13,183,382	12,765,408
Rollover	9,984,586	6,865,134
Participant	40,097,447	37,989,896
	63,265,415	57,620,438
Transfers in - Note 10	10,344,195	162,584
Total additions	183,372,987	119,679,183
Deductions from net assets attributed to:		
Benefits paid directly to participants	96,170,217	71,206,476
Administrative expenses	167,309	96,111
Transfers out	-	7,205
	96,337,526	71,309,792
Net increase	87,035,461	48,369,391
Net assets available for benefits:		
Beginning of year	793,801,224	745,431,833
End of year	$ 880,836,685	$ 793,801,224

See Notes to Financial Statements.

Note 1. Plan Description

The following brief description of the Akzo Nobel Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering salaried and nonunion hourly paid employees of Akzo Nobel, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute up to 25 percent of pretax eligible compensation and up to 6 percent of after-tax eligible compensation, as defined by the Plan. Participants, who are age 50 or older, can also contribute on a catch-up basis from 1 to 75 percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make matching contributions to the Plan equal to a percentage of the elective contributions made by the participants to the Plan. Effective January 1, 2006 the Plan was amended to add an automatic enrollment feature. Participants may elect to opt out of deferring compensation by revoking that option on the Fidelity website within 60 days of their hire date. If any employee fails to make a written election prior to the initial participation date, they will be deemed to have elected to defer 3 percent of their compensation, until such election is modified or revoked. Contributions are subject to limitations.

Participant accounts: Each participant's account is credited with the participant's contribution and Company matching contribution, and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their and Company contributions plus actual earnings thereon.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as published by The Wall Street Journal on the first business day of the month in which a participant requests a loan, plus 1 percent. Interest rates range from 4.75 percent to 11.0 percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits: On termination of service including due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic partial distributions, as defined by the Plan document.

Fund transfers: During 2006 and 2005, certain assets related to participant transfers between the Plan and other plans sponsored by the Company have been transferred in and out of the Plan due to participant job transfers and business unit divestitures. See Note 10 for fund transfers in from The Flood Company Plan Benefit & Trust.

Note 2. Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The fair value of the Plan's interest in the Master Trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are as follows:

Investments in shares of registered investment companies are valued at quoted market prices which represents the net asset value of the funds at year end. Shares of common/collective funds held at Fidelity Management Trust Company (Fidelity) are valued based on information reported by Fidelity using the audited financial statements of the collective trust at year-end. The Company stock is held in a unitized fund (Akzo Nobel ADR Fund) by the Master Trust and is valued at quoted market prices. Participant loans are valued at face value, which approximates fair value. The Akzo Nobel Fixed Income Fund is stated at contract value, as all contracts within the fund are considered benefit responsive. Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals. The fair value of the Akzo Nobel Fixed Income Fund is calculated by the fair values of the underlying investments and the wrapper contracts.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP),* investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in the Akzo Nobel Fixed Income Fund through the Akzo Nobel, Inc. Savings Plan Master Trust (Master Trust). Akzo Nobel Fixed Income Fund invests in synthetic guaranteed investment contracts (synthetic GICs). The Statement of Net Assets Available for Benefits presents the fair value of the investment in the master trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to the underlying investments of the Akzo Nobel Fixed Income Fund. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income relating to the Master Trust is allocated to individual plans based upon the underlying assets invested by each plan.

Payment of benefits: Benefits are recorded when paid.

Note 3. Investments

The fair value of investments that represent 5 percent or more of the Plan's net assets as of December 31, 2006 and 2005, are as follows:

	2006	2005
Plan interest in Master Trust		
Akzo Nobel, Inc. Savings Plan Master Trust	$ 853,389,835	$ 775,126,752

During 2006 and 2005, the Plan's investments in the Master Trust, including investments bought, sold and held during each year, appreciated in value by $108,578,778 and $60,868,916, respectively.

Note 4. Interest in Master Trust

Most of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and other Company sponsored retirement plans. Each participating retirement plan has an interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (Trustee). At December 31, 2006 and 2005, the Plan's interest in the net assets of the Master Trust was approximately 97 percent. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the underlying assets of the investments of each plan.

The Plan's interest in the net assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Master Trust as of December 31, 2006 and 2005, is as follows:

	2006	2005
Net assets of Master Trust, at fair value		
Shares of registered investment companies	$ 599,089,385	$ 669,605,138
Shares of common collective trusts	205,474,250	78,303,909
Common stock fund	56,720,649	48,084,506
Wrapper	-	-
	861,284,284	795,993,553
Cash	20,504,968	5,538,244
Adjustments from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	659,687	158,394
Net assets of Master Trust	$ 882,448,939	$ 801,690,191

Note 4. Interest in Master Trust (continued)

The fair value of investments that represent 5 percent or more of the Master Trust's net assets as of December 31, 2006 and 2005, are as follows:

	2006	2005
Akzo Nobel Fixed Income Fund		
Vanguard Total Bond Market Institutional	$ 53,557,678	$ 67,153,041
VFTC Short-Term Bond Trust	51,475,964	54,042,462
VFTC Intermediate-Term Bond Trust	74,699,900	80,952,180
Janus Overseas	46,531,720	n/a
Franklin Small Mid-Cap Growth AD	57,933,462	62,708,540
Akzo Nobel ADR Fund		
Corporate Common Stock of Akzo Nobel Inc.	54,330,858	45,636,664
Fidelity Equity Income	98,598,664	89,035,264
Fidelity Balanced Fund	51,245,848	46,355,085
Fidelity US Equity Index Pool	79,298,387	78,303,909
	$ 567,672,481	$ 524,187,145

Investment income for the Master Trust is as follows for the years ended December 31, 2006 and 2005:

	2006	2005
Net appreciation in fair value of investments:		
Shares of registered investment companies	$ 45,545,499	$ 27,609,435
Shares of common collective funds	11,351,945	3,709,430
Common stock	14,277,669	3,879,372
	71,175,113	35,198,237
Interest and dividends	40,859,777	27,583,671
	$ 112,034,890	$ 62,781,908

Note 5. Investment in Akzo Nobel Fixed Income Fund

At December 31, 2006 and 2005, the Akzo Nobel Fixed Income Fund (the Fund) of the Master Trust is principally invested in synthetic investment contracts.

The synthetic investment contracts are composed of underlying assets and "wrappers", which are contracts that enable withdrawals to be made at contract value, rather than at the market value of the underlying assets. The contracts have underlying assets invested in common collective trust funds and shares of registered investment companies. Contract crediting rates for synthetic investment contracts are reset at least quarterly, as specified in the respective contracts, and will have an interest crediting rate not less than zero percent.

The average yield of the synthetic GICs was 4.96% and 4.56% in 2006 and 2005, respectively.

Note 5. Investment in Akzo Nobel Fixed Income Fund (continued)

The following table details for each synthetic investment contract the respective interest crediting rates as a percentage of the net assets of the Fund at December 31, 2006 and 2005:

Financial Institutions Providing Wrapper	Average Interest Crediting Rate		% of Akzo Nobel Fixed Income Fund at 12/31	
	2006	2005	2006	2005
AIG Financial Products	5.91%	5.48%	9.5%	12.7%
Bank of America	4.89%	4.30%	3.6%	3.4%
Bank of America	4.59%	4.33%	7.5%	7.1%
IXIS Corp & Inv Bank	4.75%	4.39%	19.1%	19.1%
JPMorgan Chase	5.50%	5.09%	9.3%	11.8%
Rabobank	4.55%	4.09%	20.6%	19.7%
State Street Bank	4.98%	4.77%	7.7%	11.5%
UBS AG	4.83%	4.24%	12.5%	11.9%
			89.8%	97.2%

The other 10.2% and 2.8% of net assets of the Akzo Nobel Fixed Income Fund of the Master Trust at December 31, 2006 and 2005, respectively, are invested in cash.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7. Related Party Transactions

The Plan invests in a proportionate share of the Master Trust, whose investments are shares of registered investment companies and common/collective funds managed by Fidelity Management Trust Company, the Plan trustee and, therefore, these transactions qualify as party-in-interest. The Plan paid administrative fees of $167,309 and $96,111 in 2006 and 2005, respectively.

During 2006 and 2005, the Master Trust received approximately $1,392,349 and $1,681,000, respectively, in dividends from Akzo Nobel N.V., the parent of the Company for the shares of the Company's common stock held during 2006 and 2005.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan.

Certain other administrative expenses are paid by the Company on behalf of the Plan.

Note 8. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 10. Plan Merger and Transfers In

Effective December 31, 2006, The Flood Company Benefit Plan & Trust was merged into the Plan. Plan assets were transferred into the Plan on December 29, 2006 of $1,466,413 and January 3, 2007 of $8,670,656 for a total of $10,137,069.

There were certain other miscellaneous transfers among plans that are included in the transfers of assets reported in the accompanying financial statements.

Note 11. New Accounting Standards

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retrospectively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 12. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31, 2006
Total net assets available for benefits per the financial statements	$ 880,836,685
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(639,896)
Total net assets available for benefits per the Form 5500	$ 880,196,789

The following is a reconciliation of investment income per the financial statements to the Form 5500 at December 31, 2006.

	December 31, 2006
Total investment income per the financial statements	$ 109,763,377
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(639,896)
Total investment income per the Form 5500	$ 109,123,481

Note 13. Subsequent Events

Effective January 1, 2007, the Akzo Nobel Incentive Savings Plan changed its name to the Akzo Nobel Retirement Savings Plan.

During 2006, the Company has spun-off a part of its operations in to a separate company, Organon BioSciences N.V. Effective January 1, 2007, The Organon Biosciences Retirement Savings Plan document was completed and adopted. The participants employed by Organon BioSciences are allowed to retain their balances in the Akzo Nobel Retirement Savings Plan, however, approximately $172,000,000 of asset balances attributable to the Organon BioSciences employees were transferred out of the Plan and rolled over to the Organon BioSciences Retirement Savings Plan in 2007.

Effective January 1, 2008, the Akzo Nobel ADR Fund which contains the stock of Akzo Nobel N.V. will be frozen to new funds. Individuals will no longer be able to contribute or transfer funds into the Akzo Nobel ADR Fund on or after January 1, 2008.

Akzo Nobel Incentive Savings Plan

EIN: 56-1349341
Plan Number: 095

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participants	Participant notes receivable (interest rates ranging from 4.75% to 11.0%), due through October 7, 2036	**	$ 18,136,298
				$ 18,136,298

* Indicates a party-in-interest investment.
** Cost information is not required for participant-directed investments.

END